

August 27, 2007

Via facsimile and U.S. Mail

Ms. Katherine M. Koops, Esq.
Powell Goldstein LLP
1201 West Peachtree Street, N.W.
Atlanta, Georgia 30309

>   Re: **Regional Bankshares, Inc.**
>   **Preliminary Proxy Statement and Schedule 13E-3**
>   **File No. 0-78270**
>   **Filed July 24, 2007**

Dear Ms. Koops:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Avoiding Receipt of Cash or Series A Preferred Stock by Consolidation or "Street Name" Ownership, page 3

1. Please expand your disclosure to address the impact to holders who beneficially own shares that are held of record by another party, such as a broker. For instance, if a shareholder owns 125 shares but his shares are held in an account of a broker owning more than 632 shares, what rights will the holder have with respect to the 632 shares held by the broker.

Shares exchanged for Series A Preferred, page 19

2. We note that holders of the Preferred will be entitled to receive dividends but that you have no history of issuing dividends, the dividends are discretionary and non-cumulative. Please expand your disclosure to explain why this constitutes a positive effect of the merger as holders of the common stock are also entitled to receive dividends.

Effects of the Reorganization on Affiliates, page 22

3. Because this statement is filed by affiliates of the company, the description of the effects of the Rule 13e-3 transaction on the affiliates must include, but not be limited to, the effect of the Rule 13e-3 transaction on each affiliate's interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Address each affiliate independently. Please see Instruction 3 to Item 1013. Please revise your disclosure accordingly.

Recommendation of the Board of Directors; Fairness of the Reorganization, page 23

Substantive Fairness, page 24

4. Please expand your disclosure in the first bullet point to explain in greater detail why the board deemed the fairness opinion to support its fairness determination with respect to shareholders being cashed out as opposed to those remaining with the company.

5. Please revise to clarify what consideration the board gave to Howe's going private premium study.

6. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail. Revise the discussion to address going concern value. Refer to Instruction 2 to Item 1014 of Regulation M-A. If the board did not consider going concern value, state that and explain in detail why it was not deemed material or relevant. *See* Question and Answer No. 20 of Exchange Act Release No. 34-17719. Also revise to quantify the company's net book value, liquidation value and going concern value on a per share basis, if known.

7. Please expand your discussion of stock prices to provide quantification.

Determination of Exchange Ratio

8. Please expand your disclosure to discuss in greater detail why the board believes that the liquidation and dividend preferences would support the

finding of fairness with respect to the Series A Preferred stock when banks generally do not undergo liquidation and the company has no history of providing dividends. In that regard, it would appear that the interests of holders of common stock, who through their voting power effectively control the company and include the officers and directors, would not be aligned with those of holders of preferred securities.

Procedural Fairness, page 30

9. Please expand your disclosure with respect to a majority of the unaffiliated shareholder vote. It is unclear why the board believes this protection is not appropriate where over 60% of the shares are held by affiliates. Further, it is unclear of why the statement "the provisions of the Reorganization apply regardless of whether the shareholder is an affiliate" is relevant to the finding of fairness. Shareholders will not be treated equally.

10. Please discuss the costs and time associated with the exercise of dissenters rights.

Opinion of Independent Financial Advisor, page 32

11. Please delete the statement that the summary is "qualified in its entirety by reference to the full text of the opinion." Investors are entitled to rely on your disclosure.

12. Please quantify the fee paid or payable to Howe.

13. Disclose all of the financial forecasts that management provided to Howe.

14. Please expand your summary of Howe's fairness opinion to include all of the information required by Item 1015(b)(6) of Regulation M-A. For example, your summary should include a more complete summary of the findings and recommendations of the report. In this regard, please revise to include a more detailed summary of *all* the analyses Howe performed, including any multiples, ranges, means/medians and quantified values that it calculated for each analysis and any assumptions that it made.

15. Further, the disclosure should be expanded to clarify how the analyses supported a finding of fairness to all holders. Please expand your disclosure to explain how Howe reached its conclusion that $14.50 was fair to all shareholders when the range of "fair value" was from $11.50 to $13.70.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company and each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company and each filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the comments may be directed to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions